EXHIBIT 99.2

SPECIAL MEETING OF SHAREHOLDERS OF
MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

January 18, 2021

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the “Company”) – Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matter voted upon and the outcome of the vote at the Company’s Special Meeting of Shareholders held on January 15, 2021 are as follows:

Transaction Resolution

The ordinary resolution in the form set out in Appendix A to the Company’s management information circular dated November 27, 2020, relating to the acquisition of Carta Solutions Holding Corporation by the Company pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act, was approved.

Details of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
9,468,473	99.78%	20,506	0.22%

DATED January 18, 2021.

MOGO INC.

(signed)

David Feller

Chief Executive Officer